Exhibit 99.3

Conformed Copy of Execution Version

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is dated as of October 15, 2010, by and among Essilor International SA, a French société anonyme (“Parent”), Shamrock Acquisition Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society, executing this Agreement as “Shareholder” on the signature pages hereto (the “Shareholder”).

THE RECITALS

A. Simultaneously with the execution of this Agreement, Parent, Merger Sub and Shamir Optical Industry Ltd., a company organized under the laws of the State of Israel (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company upon the terms and subject to the conditions set forth therein;

B. The Shareholder is the Beneficial Owner of the number of Ordinary Shares set forth below the Shareholder’s name on the signature pages hereto (such Ordinary Shares, together with any other Ordinary Shares the Beneficial Ownership of which is acquired by the Shareholder during the period from and including the date of this Agreement through and including the date on which this Agreement is terminated pursuant to Section 5.1 hereof, are collectively referred to herein as the Shareholder’s “Owned Shares”); and

C. As a condition and inducement to their willingness to enter in the Merger Agreement, Parent and Merger Sub have required that the Shareholder enter into this Agreement.

NOW THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

I. CERTAIN DEFINITIONS

1.1. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.2. Other Definitions. For the purposes of this Agreement:

“Beneficial Owner”, “Beneficial Ownership” and words of similar import, with respect to any securities, means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act.

“Knows” means the actual knowledge of any person listed on Section 1.1 of the Kibbutz Disclosure Schedule to the Share Purchase and Subscription Agreement.

“Ordinary Shares” means the ordinary shares, nominal value NIS 0.01, of the Company, and will also include for purposes of this Agreement all shares or other voting securities into which ordinary shares may be reclassified, sub-divided, consolidated or converted, including any distributions of bonus shares or other securities which may be declared in respect of the ordinary shares and entitled to vote in respect of the matters contemplated by Article II.

“Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge encumbrance or other disposition of such security or the Beneficial Ownership thereof (including by operation of Law), or the entry into any contract to effect any of the foregoing.

II. AGREEMENT TO VOTE; PROXY

2.1. Agreement to Vote. Unless and until this Agreement has been terminated pursuant to Section 5.1 of this Agreement, the Shareholder irrevocably and unconditionally agrees that, at any meeting (whether annual or extraordinary (including, but not limited to, the Shareholders Meeting), and whether or not an adjourned or postponed meeting) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders, in each case with respect to the Merger, the Merger Agreement or any Company Alternative Proposal, the Shareholder will, in each such case, (x) appear at such meeting or otherwise cause its Owned Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote, or cause to be voted (including by written consent, if applicable), all of the Shareholder’s Owned Shares as of the relevant time (i) in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) against any Company Alternative Proposal whether or not permitted pursuant to Section 6.4 of the Merger Agreement, (iii) against any action or agreement that the Shareholder Knows would prevent or materially delay completion of the Merger, or that would breach any representation, warranty, covenant or agreement of the Company under the Merger Agreement so as to result in the failure of any condition specified in Article VII of the Merger Agreement, and (iv) against any change in the composition of the Board of Directors of the Company (except as contemplated by the Shareholders Agreement in connection with and for the purposes of the Merger). The Shareholder will not enter into any agreement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this Section 2.1.

2.2. Proxy. In furtherance of the Shareholder’s agreement in Section 2.1 above, the Shareholder hereby appoints Carol Xueref and Barry Levenfeld and each of them as his, her or its proxies, with power of substitution and re-substitution, to vote all of its Owned Shares in the manner described in Section 2 above. THIS PROXY IS COUPLED WITH AN INTEREST, IS GRANTED FOR THE BENEFIT OF THIRD PARTIES, INCLUDING, TO SECURE THE RIGHTS OF PARENT AND MERGER SUB, REVOKES ALL PRIOR PROXIES GRANTED BY THE SHAREHOLDER AND IS IRREVOCABLE (to the fullest extent permitted by Israeli law) until such time as this Agreement terminates in accordance with its terms at which time this Proxy shall expire.

III. REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Shareholder. The Shareholder, represents and warrants to Parent and Merger Sub as follows:

(a) The Shareholder has the requisite capacity and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally or equitable principles relating to enforceability.

(b) The Shareholder is the Beneficial Owner, free and clear of any Liens (other than those arising under this Agreement) of the Owned Shares, which, as of the date of this Agreement, are set forth below the Shareholder’s name on the signature pages hereto, and has the power to dispose of and vote all of the Shareholder’s Owned Shares, and has not granted any proxy inconsistent with this Agreement that is still effective, or entered into any voting or similar agreement with respect to the Shareholder’s Owned Shares that is still effective. The Shareholder’s Owned Shares set forth below the Shareholder’s name on the signature pages hereto constitute all of the Ordinary Shares of the Company that are legally and Beneficially Owned by the Shareholder as of the date of this Agreement.

(c) Except for filings required under the Exchange Act, with respect to the Shareholder’s Beneficial Ownership of Ordinary Shares, none of the execution and delivery of this Agreement by the Shareholder, the performance by the Shareholder of this Agreement or compliance by the Shareholder with any of the provisions hereof (i) requires any consent or other permit of, or filing with or notification to, any Governmental Authority or any other person by the Shareholder, (ii) results in, or constitutes (with or without notice or lapse of time or both) a default, or gives rise to any third party right of termination, cancellation, material modification or acceleration, under any contract to which the Shareholder is a party or by which any of the Shareholder’s Owned Shares may be bound, or results in the creation of a Lien on any of the Shareholders Owned Shares, or (iii) violates any Order or Law applicable to the Shareholder or any of the Shareholder’s Owned Shares.

(d) The Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

IV. ADDITIONAL COVENANTS OF SHAREHOLDERS

4.1. Waiver of Rights. The Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise any rights to oppose, challenge or dissent from the Merger that the Shareholder may have, whether in the context of the Shareholders Meeting, before the Applicable Court in connection with the Court Approvals, or in any other context, forum or venue.

4.2. Disclosure. The Shareholder hereby authorizes Parent, Merger Sub and the Company to publish and disclose in any announcement or disclosure (including any required by the SEC) and in the Information Statement the Shareholder’s identity and ownership of the Owned Shares and the nature of the Shareholder’s obligations under this Agreement, provided that the Shareholder is provided with a reasonable advance opportunity to review and comment on such disclosure and Parent includes the Shareholder’s reasonable comments in such disclosure. The Shareholder will consult with and provide Parent a reasonable opportunity to review in advance any press or public statement release relating to this Agreement or the transactions contemplated herein issued by the Shareholder or its Affiliates. The Shareholder shall not issue any such press release or public statement without the prior approval of Parent (which approval shall not be unreasonably withheld or delayed), except as may be required by Law.

4.3. Further Assurances. The Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by the Shareholder of its obligations under this Agreement. The Shareholder will execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Parent or Merger Sub to confirm and assure the rights and obligations set forth in this Agreement. The Shareholder will promptly notify Parent and Merger Sub in writing upon any representation or warranty of the Shareholder contained in this Agreement becoming untrue or incorrect in any respect during the term of this Agreement and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such term (irrespective of any language which suggests that it is only being given as at a particular date).

4.4. No Solicitation. The Shareholder will comply with the provisions of Section 6.4 of the Merger Agreement. Without derogating from the generality of the foregoing, the Shareholder expressly undertakes to refrain from each of the following actions, whether or not the Company would be permitted to engage in such actions under Section 6.4 of the Merger Agreement:

(a) solicit, initiate, induce, Knowingly facilitate or Knowingly encourage the making, submission or announcement of any Company Alternative Proposal;

(b) furnish any nonpublic information regarding the Company or its Subsidiaries to any party in connection with or in response to a Company Alternative Proposal or any inquiry relating to a potential Company Alternative Proposal;

(c) other than informing third parties of the existence of the provisions contained in this Section 4.4, engage in discussions or negotiations with any third party with respect to any Company Alternative Proposal;

(d) take an action intended to, directly or indirectly, encourage, or initiate or cooperate in, a shareholders’ vote or action by consent of the Company’s shareholders in opposition to or in competition with the consummation of the Transactions, including the Merger;

(e) become a member of a “group” (as defined pursuant to applicable Law) with respect to any voting securities of the Company for the purpose of opposing or competing with the consummation of the Transactions; or

(f) make any public announcement concerning the Merger or the Transactions.

If, prior to the Expiration Time, the Shareholder receives a proposal with respect to a Company Alternative Proposal, then the Shareholder will promptly inform the Company of the identity of the person making, and the material terms of, such proposal in the manner set forth in Section 6.4 of the Merger Agreement.

4.5. Amendment to the Merger Agreement. In the event that the Company, Parent and Merger Sub enter into an amendment to the Merger Agreement, the Shareholder covenants and agrees with Parent and Merger Sub to enter into an amendment to this Agreement that will reflect, to the extent appropriate, the terms of such amended Merger Agreement.

4.6. No Transfer. Except as otherwise provided in this Agreement, without the prior written consent of Parent, during the term of this Agreement, the Shareholder will not, directly or indirectly, (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Ordinary Shares or (b) Transfer (including by merger, consolidation or otherwise by operation of Law), or enter into any contract, option or other arrangement or understanding with respect to, or offer to make, any direct or indirect Transfer of (including by merger, consolidation or otherwise by operation of Law), any of the Shareholder’s Owned Shares, or any options to acquire, or securities or instruments convertible into, Ordinary Shares, in each case to the extent that such options, securities or instruments are Beneficially Owned by the Shareholder.

4.7. Adjustments. In the event (i) of any stock dividend, issuance of bonus shares, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock or other securities of the Company on, of or affecting the Shareholder’s Owned Shares or the like or any other action that would have the effect of changing the Shareholder’s ownership of the Company’s shares of capital stock or other securities or (ii) the Shareholder becomes the Beneficial Owner of any additional Ordinary Shares or other securities of the Company, then the terms of this Agreement will apply to the shares of capital stock held by the Shareholder immediately following the effectiveness of the events described in clause (i) or the Shareholder becoming the Beneficial Owner thereof, as described in clause (ii), and such shares or securities shall be deemed to be for any and all purposes the Shareholder’s Owned Shares hereunder. The Shareholder hereby agrees, while this Agreement is in effect, to promptly notify Parent and Merger Sub of the number of any new Ordinary Shares acquired by the Shareholder, if any, after the date of this Agreement.

4.8. Capacity as an Officer or Director. To the extent that the Shareholder or any of its Affiliates is an officer or director of the Company, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by any such Person in his or her capacity as an officer or director of the Company or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary duties of any such Person acting solely in his or her capacity as an officer or director), including, without limitation, participating in any such capacity in any discussions or negotiations in accordance with Section 6.4 of the Merger Agreement.

V. TERMINATION

5.1. Termination. This Agreement will terminate upon the earliest to occur (the “Expiration Time”) of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the mutual written consent of Parent and the Shareholder.

5.2. Effect of Termination. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Section 5.1, this Section 5.2 and Article VI, which will survive such termination. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach, fraud or acts of bad faith prior to such termination. All representations and warranties made by the Shareholder in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

VI. GENERAL

6.1. Notices. All notices, request, claims, demands and other communications under this Agreement will be in writing and will be deemed given when delivered personally or electronically or by a reputable overnight courier (providing proof of delivery in each case) to the parties at the following addresses (or at such other address for a party as is specified by like notice): (a) if to the Shareholder, to the address set forth below the Shareholder’s name on the signature pages hereto and (b) if to Parent or Merger Sub, in accordance with Section 9.5 of the Merger Agreement, or to such other persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

6.2. No Third Party Beneficiaries, Etc. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

6.3. Governing Law. This Agreement shall be governed by and construed in accordance with the internal, procedural, and substantive Laws of the State of Israel, without giving effect to any conflict of law provision of the State of Israel that would cause the application of the Laws of any jurisdiction other than the State of Israel.

6.4. Jurisdiction. The competent courts of Nazareth shall have exclusive jurisdiction upon any dispute arising hereunder and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

6.5. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

6.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by the Shareholder without the prior written consent of Parent and Merger Sub, and any such assignment without such prior written consent will be null and void. This Agreement may be assigned or delegated, in whole or in part, by Parent or Merger Sub to any Affiliate that is directly or indirectly wholly-owned (without taking account of nominal numbers of directors’ shares) by Parent. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

6.7. Interpretation. The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person will refer to its predecessors and successors and permitted assigns.

6.8. Amendments. This Agreement may not be amended except by written agreement signed by Parent, Merger Sub and the Shareholder.

6.9. Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Shareholder, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise or the course of dealings of any party to this Agreement contrary to the assertion of such rights will not constitute a waiver of such rights or otherwise impair the enforceability of such rights.

6.10. Fees and Expenses. Each party is responsible for its own fees and expenses (including the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entry into of this Agreement and the consummation of the transactions contemplated hereby; provided that the Shareholder will reimburse Parent for all reasonable legal fees and documented expenses incurred by it in connection with the Shareholder’s enforcement of any provision of this Agreement, provided that Parent prevails in court and the enforcement order becomes final and non-appealable.

6.11. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof (other than the Merger Agreement) and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

6.12. Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

6.13. Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

6.14. Counterparts; Effectiveness; Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement will become effective and binding upon the Shareholder when executed by the Shareholder, Parent, and Merger Sub. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

6.15. Specific Performance. The parties acknowledge that the provisions of this Agreement are necessary to protect the legitimate interests of Parent and Merger Sub, and that any violation of this Agreement will result in irreparable injury to Parent and Merger Sub, the exact amount of which will be difficult to ascertain and the remedies at Law for which will not be reasonable or adequate compensation to Parent and Merger Sub for such a violation. Accordingly, the Shareholder hereby agrees that if he or she violates any of the provisions of this Agreement, in addition to any other remedy available at Law or in equity, Parent and Merger Sub will be entitled to seek specific performance or injunctive relief without posting a bond or other security and without the necessity of proving actual damages.

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IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

ESSILOR INTERNATIONAL SA

By:	/s/ Carol Xueref
Name:
Title:

SHAMROCK ACQUISITION SUB LTD.

By:	/s/ Carol Xueref
Name:
Title:

SHAREHOLDER:

By:	/s/ Uzi Tzur /s/ Efrat Cohen for KIBBUTZ SHAMIR
Name:
Title:

Owned Shares: 10,599,958

Notice Address:

Accepted and agreed to as of the date first above written:

SHAMIR OPTICA HOLDINGS A.C.S. LTD.

By:	/s/ Uzi Tzur /s/ Efrat Cohen
Name:
Title: